Exhibit (a) (ix)

Website Login Page

The stock option election and modeling tool

will be available from March 13 to April 23, 2003.

This tool will be deactivated on April 23,

2003 11:59 PM PST.

This tool is best viewed in IE 5 and above.

Please Log in

Please use your LDAP userid and password

User id

LDAP Password